

Mail Stop 7010

July 15, 2008

By U.S. Mail and Facsimile

Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
1 Lacey Place
Southport, CT 06890

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 29, 2008**
> **File No. 001-10435**

Dear Mr. Dineen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant